INVEST IN HOT POPPY

Straight from local farmers, bakers, brewers and creators to your doorstep


FARMER,
BAKER,
BREWER N'
CREATOR
HOT POPPY
TO YOUR DOORSTEP

hotpoppygo.com Nashville TN

Technology | Food & Beverage | Ecommerce | B2C | Mobile Apps

LEAD INVESTOR



Caleb Darnell Enthusiastic Consumer

Hot Poppy delivers what I grew up with, natural local produts. In today's society, I find it increasingly difficult to source said local and organic goods, and, when I do, they are marked up by 200-500%. Hot Poppy doesn't do that. They are an honest, hardworking, and capable team dedicated to their customers. I'm so happy to be able to share my experiences with this company. Every interaction with their team has been positive, and u have never had a problem with any of the dozens of orders I've had.

Invested $1,200 this round

Highlights

1. Launched pilot in Nashville in 2021 with and organically hit 4,000 users and 6 figure revenue
2. Super Early: Get in on the future of grocery in our very first market
3. ⚡ Hyper loyal: Our top 50 customers spend $1,000+ on Hot Poppy
4. Hot Poppy's average order size is $63 (versus DoorDash's $37)

Our Team



Stuart Landis Co-Founder

Endured the tedious steps of building out a wefunder profile

I chose this idea because food is the fabric of community and individualism. Change food change society



Storm Sheler Co-Founder



Vincent Maniscalco Co-Founder

Farm-to-Doorstep Local Grocery Delivery

We say Farm-to-Doorstep for simplicity, but our amazing farmers are just a piece of the puzzle. Hot Poppy is 100+ producers creating tamales, sourdough, coffee, beer and a lot more who make up our local food system.

“
THE FUTURE OF FOOD IS LOCAL
”

When it comes to the staples, the quality local producers provide is unmatched by the "traditional" food system. So we proudly say "the future of food is local". Folks are eager and ready to make the change and we feel it is high time it was accessible and affordable.


80% OF ITEMS IN GROCERY STORES
ARE OWNED BY 5 COMPANIES:
POWER TO THE CREATORS
CORPORATIONS DON'T MAKE GREAT FOOD. PEOPLE DO. WE TAP THE CREATIVITY AND FRESHNESS OF INDIVIDUALS.
GROCERY IS READY TO MAKE THE SWITCH. THESE INDUSTRIES ALREADY HAVE:
HOTEL INDUSTRY ------> AIRBNB
ENTERTAINMENT ------> SOCIAL MEDIA / YOUTUBE
GROCERY CHAIN ------> PRODUCER LEAD FOOD SYSTEMS

https://www.theguardian.com/environment/ng-interactive/2021/jul/14/food-monopoly-meals-profits-data-investigation

What does it do to a country of over 300 million people when 5 companies produce 80% of the products in the major grocery chains? In a nation made up of deserts, mountains, swamps and plains should the local grocery stores not look a bit different from one another? Our mission is to put the power in the hands of the local creators and let the offerings organically develop.


WE PARTNER WITH FARMERS, BAKERS, BREWERS, AND PRODUCERS
OFFER THEIR VIBRANT CREATIONS ON THE APP
THEN CUSTOMERS PUT TOGETHER BASKETS FROM OVER 100 LOCAL VENDORS WHICH ARE THEN DELIVERED STRAIGHT TO THEIR DOORSTEP

The app functions the same way any grocery platform would. We are working with/communicating with the 100+ vendors on the back end, to give the user a single view of the offerings.


THE HOT POPPY APP:
CENTERED AROUND LOCAL STAPLES
• PRODUCE
• PASTURED MEAT & EGGS
• DAIRY
• BAKED GOODS/VEGAN CREATIONS
• READY MADE MEALS
• BEER & WINE
ALLOWS FOR EASY ADD ONS:
• HANDMADE PASTA
• COFFEE/TEA/KOMBUCHA
• JAMS/ HONEY
• SAUERKRAUT, SAUCES AND MORE
DELIVERY FOR GO
GROUP 1: AVAILABLE 7 DAYS-A-WEEK
GROUP 2: AVAILABLE TUESDAYS & FRIDAYS
Produce
Dairy & Eggs
Pastured Meat
Seafood
HOT POPPY NOW 7 DAYS
MUST BE 21+ TO PURCHASE
BEER
LAGER
IPA
SELTZER
WHEAT
WINE

We have had over 4,000 organic downloads from friends telling friends about our amazing vendors. These users typically come for the staples that traditional grocery falls short on, and ends up adding on items like handmade pasta, roasted coffee from their favorite shop, and fresh hummus.


TRACTION
4,000+
ORGANIC
DOWNLOADS
SIX FIGURE SALES
IN FIRST
CALENDAR YEAR
WITH NO MARKETING
OVER 100
PRODUCERS SELL
WITH HOT POPPY
RAISED AVERAGE
ORDER SIZE
TO $63 DOLLARS
IN FIRST CALENDAR YEAR
(DOORDASH IS AT $37)

The reception from the community tells us we are just getting started. A big step towards creating a fully sustainable local food system, is moving our delivery bags to reusable tote/cooler options.


WHAT WILL THIS ROUND HELP ACHIEVE?
GROW WITHIN OUR
CURRENT AUDIENCE
ROLL OUT SUSTAINABLE
REUSE PACKAGING
ROLL OUT PHASE 1 INTO A
NEW MARKET


GROW WITHIN
OUR CURRENT
AUDIENCE...
Weekly Blog: Deep dive into the produce in season, new items, vendor highlights, and deals for the week
Expand staple offerings
- Subscription options
- Additional ready made meals
- Expand dietary categories
- Offer "clean line" home care products

The lessons we have learned here have given us the playbook for launching lean into new markets. We know the values of people who respond to the service, and are able to reach them extremely efficiently as we brand out.


PHASE 1: ULTRA LEAN
PHASE 1 IS LEAN AND ALLOWS US TO LAUNCH IN NEW MARKETS QUICKLY AND EFFECTIVELY. BY BUILDING A STRONG BRAND AND TARGETED MARKETING, WE CAN SUPPORT OVER 6 FIGURES A MONTH, IN EACH MARKET, WITH THIS MODEL.
2-day Delivery through pre-order system
Focus on fresh grocery items like produce, dairy, meat, and baked goods
1 Operations Manager, 2-3 delivery drivers required for this stage
We only need space for a reach in fridge, reach in freezer, and a dry storage rack to launch

Once a strong base is built within a community, we can then move to phase two. We rolled out phase two in Nashville and have seen really tremendous growth on the back of 7 days a week.


PHASE 2: 7 DAYS A WEEK + LOCAL ALCOHOL
Membership tier to unlock deals and free delivery
Delivery 7 days a week
Beer, Wine and Spirits are offered through the app

Ready to grow

We are raising capital so that we can continue to grow. We have a plan in place to improve the service offered to our existing customers and to expand into new markets.

This raise will enable us to:

Build a community of over 2,000 monthly users in our launch market - Nashville

Launch sustainable reuse packaging

Invest in marketing analytics and a powerful, repeatable paid marketing strategy

Rollout Phase 1 in a second market and reach over 1,000 users by the end of 2022

*(*The above projections can't be guaranteed.)*

Want to talk with our CEO about the vision? Book here **https://calendly.com/stuart-poppy/30min**



STUART LANDIS
FOUNDER / CEO

GREW UP ON A CATTLE RANCH IN MONTANA. HAS SPENT HIS PROFESSIONAL CAREER IN CONSUMER BEHAVIOR FOCUSED TECH.



STORM SHELER
FOUNDER / COO

NASHVILLE NATIVE WITH A BACKGROUND IN FINE DINING MANAGEMENT



VINNY MANISCALCO
FOUNDER / CHIEF OF DESIGN

GRAPHIC ART/DESIGN TALENT WITH A BACKGROUND IN FINE DINING AND WINE & SPIRITS.